EXHIBIT 99.1

May 12, 2017	News Release 17-08

Pretivm Reports First Quarter Results; Initial Ore Introduced to Mill

Vancouver, British Columbia May 12, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report highlights from the first quarter of 2017 and that initial ore has been introduced to the mill at the high-grade gold Brucejack mine in northern British Columbia.

Highlights

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On February 3, 2017, we announced the acceleration of mine commissioning with dry commissioning scheduled to commence in March 2017 and wet commissioning scheduled to commence in early April 2017. We also announced an updated forecast of the capital cost to complete construction of the Brucejack Mine, with capital cost including working capital estimated to be US$811.1 million.

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On February 7, 2017, we announced the offering of US$90 million of unsecured convertible senior subordinated notes, with an over-allotment option of US$10 million. On February 14, 2017, we announced that the offering was completed for total gross proceeds of US$100 million which included the exercise of the full amount of the over-allotment option of US$10 million.

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On March 31, 2017, we announced the Brucejack Mine transmission line was energized and dry commissioning was underway. Additionally, we announced that wet commissioning remained on schedule to begin in early April with the first ore expected to be introduced to the mill in mid-April.

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Working capital at March 31, 2017 was US$88.1 million.

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Subsequent to the end of the quarter, on May 1, 2017, we announced that wet commissioning was nearing completion at the Brucejack Mine, the commissioning process was initiated in April and the first ore had been introduced to the surge bin in the mill building.

Advancing the Brucejack Mine – Commissioning Progress

Initial ore has been introduced to the mill and concentrate to the thickener. Concentrate production is expected to start shortly. The gold room is planned to be commissioned in the coming days and doré production will follow.

Underground development continues to advance. Over 198,000 tonnes of ore have been stockpiled on surface and underground. Two long-hole drills are currently drilling off stopes. The slot raise and slot have been blasted in the test stope. There are two stopes ready for production blasting and three other stopes are being drilled.

Construction Financing

On February 14, 2017, we completed an offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022. The use of proceeds for the offering is working capital during start-up of the Brucejack Mine and general corporate purposes.

With the available cash on hand and the proceeds from the convertible senior subordinated notes, the project capital costs and initial working capital for the Brucejack Mine are expected to be fully funded.

Brucejack Mine Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast to complete construction of the Brucejack Mine, including contingencies, was US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period (see news release dated February 3, 2017).

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development.

On January 1, 2017, the presentation currency was changed to the United States dollar.

Our unaudited condensed consolidated Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2017 are filed on SEDAR and available on our website at www.pretivm.com.

About Pretivm

Pretivm is commissioning the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.